UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Connexa Sports Technologies Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

831445200

(CUSIP Number)

Milton C. Ault, III

BITNILE Holdings, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 4, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS BitNile Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 750,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 750,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON CO

(1)	Represents shares of Common Stock held by Ault Lending, LLC (formerly, Digital Power Lending, LLC). Excludes shares of common stock issuable upon exercise of a warrant due to a 4.99% beneficial ownership blocker provision.

2

1	NAME OF REPORTING PERSONS Ault Lending, LLC (formerly, Digital Power Lending, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 750,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 750,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON OO

(1)	Excludes shares of common stock issuable upon exercise of a warrant due to a 4.99% beneficial ownership blocker provision.

3

1	NAME OF REPORTING PERSONS Milton C. Ault, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 750,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 750,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

(1)	Represents shares of Common Stock held by Ault Lending, LLC (formerly, Digital Power Lending, LLC). Excludes shares of common stock issuable upon exercise of a warrant due to a 4.99% beneficial ownership blocker provision.

4

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D filed by the undersigned on July 8, 2022 as amended on August 3, 2022 and September 30, 2022 (the “Schedule 13D”). Except as otherwise specified in this Amendment No. 3, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following paragraph:

The Shares purchased by Ault Lending, LLC (formerly, Digital Power Lending, LLC) were purchased with working capital in open market purchases. The Shares transacted by Ault Lending, LLC as reported on this Amendment No. 3 decreased Ault Lending, LLC’s aggregate expenditures by $258,360.67. Consequently, as of the date of this Amendment No. 3, Ault Lending, LLC has expended an aggregate of $3,698,725.41 for the purchase of the Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each Reporting Person herein is based upon 13,987,323 Shares outstanding as of October 6, 2022, as reported by the Issuer to the Reporting Persons.

A.	BitNile Holdings, Inc.

(a)	As of the date hereof, BitNile Holdings, Inc. may be deemed to beneficially own 750,000 Shares, consisting of Shares held by Ault Lending, LLC (formerly, Digital Power Lending, LLC). BitNile Holdings, Inc. may be deemed to beneficially own the Shares beneficially owned by Ault Lending, LLC by virtue of its relationship with such entity described in Item 2. Excludes shares of common stock issuable upon exercise of a warrant held by Ault Lending, LLC due to a 4.99% beneficial ownership blocker provision.

Percentage: 5.4%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 750,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 750,000

(c)	BitNile Holdings, Inc. has not entered into any transactions in the Shares during the past sixty days.

B.	Ault Lending, LLC

(a)	As of the date hereof, Ault Lending, LLC beneficially owns 750,000 Shares held directly by it. Excludes shares of common stock issuable upon exercise of a warrant held by it due to a 4.99% beneficial ownership blocker provision.

Percentage: 5.4%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 750,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 750,000

5

(c)	Other than as previously disclosed on the Schedule 13D and the transactions set forth in Schedule A attached hereto, which are both incorporated by reference, Ault Lending, LLC has not entered into any transactions in the Shares during the past sixty days. Except as disclosed in response to Item 3, all of such transactions were effected in the open market.

C.	Milton C. Ault, III

(a)	As of the date hereof, Mr. Ault may be deemed to beneficially own 750,000 Shares, consisting of Shares held by Ault Lending, LLC. Mr. Ault may be deemed to beneficially own the Shares beneficially owned by Ault Lending, LLCby virtue of his relationship with such entity described in Item 2. Excludes shares of common stock issuable upon exercise of a warrant held by Ault Lending, LLC due to a 4.99% beneficial ownership blocker provision.

Percentage: 5.4%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 750,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 750,000

(c)	Mr. Ault has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

6

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      October 6, 2022

BITNILE HOLDINGS, INC.
/s/ Milton C. Ault, III
MILTON C. AULT, III	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Executive Chairman

AULT LENDING, LLC

By:	/s/ David J. Katzoff
	Name:	David J. Katzoff
	Title:	Manager

7

SCHEDULE A

Transactions in the Shares of Common Stock During the Last Sixty Days

Ault Lending, LLC

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Sale of Common Stock	(9,500)	0.3709	09/30/2022
Sale of Common Stock	(58,230)	0.3088	10/03/2022
Sale of Common Stock	(411,270)	0.5759	10/04/2022

8